Exhibit (d)(3)

FEE REDUCTION AGREEMENT

        AGREEMENT made as of this 14th day of March 2008, between Senior Debt Portfolio (the “Trust”) and Boston Management and Research (the “Adviser”).

        WHEREAS, the Trust has entered into an Investment Advisory Agreement (“Advisory Agreement”) with the Adviser, which Advisory Agreement provides that the Adviser shall be entitled to receive an asset-based fee payable at a certain rate; and

        WHEREAS, the Adviser and the Trust have previously entered into that certain Fee Reduction Agreement dated March 21, 2005 (the “Original Agreement”), pursuant to which the Adviser agreed to reduce its advisory fee payable under the Advisory Agreement, and that Original Agreement cannot be terminated or amended unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”); and

        WHEREAS, the Adviser and the Trust, including a majority of the Interested Trustees, now wish to terminate the Original Agreement effective the date hereof and memorialize a revised Fee Reduction Agreement;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

1.	For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of the Trustees and by the vote of a majority of the outstanding voting securities of the Trust; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Trust.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Trust” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Trust present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Trust are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Trust. The terms “Holders” and “Interests” when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

Senior Debt Portfolio By: /s/ Scott H. Page Scott H. Page President Boston Management and Research By: /s/ Maureen A. Gemma Maureen A. Gemma Vice President

Exhibit A

ADVISORY FEE REDUCTION SCHEDULE Senior Debt Portfolio (Effective as of March 14, 2008)

The Adviser’s asset-based advisory fee is reduced and computed as follows:

Annual Fee Rate
Average Daily Gross Assets for the Month
Up to and including $1 billion	0.5000%
In excess of $1 billion up to and including $2 billion	0.4500%
In excess of $2 billion up to and including $7 billion	0.4000%
In excess of $7 billion up to and including $10 billion	0.3875%
In excess of $10 billion	0.3750%